December 15, 2023

Via Edgar

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention	Rucha Pandit
Donald Field

Re:	J-Long Group Limited
Amendment No. 4 to Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of our client, J-Long Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated December 13, 2023 on the Company’s registration statement on Form F-1 submitted on December 7, 2023. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Revised Registration Statement”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments from its letters dated December 13, 2023 is repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

K&L GATES, SOLICITORS

44th Floor Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong

高蓋茨律師事務所 香港中環皇后大道中15號 置地廣場公爵大廈44樓

T +852 2230 3500 F +852 2511 9515 klgates.com

Partners
Neil CAMPBELL	甘寶靈	William Z. HO	何志淵	Virginia M.L. TAM	譚敏亮	Sook Young YEU
呂淑榮
Michael K.S. CHAN	陳國淳	Jay J. LEE	李再浩	Choo Lye TAN	陳珠萊	Eugene Y.C. YEUNG
楊睿知
Sacha M. CHEONG	文錦明	Iris M.K. LEUNG	梁美琪	Vincent S.K. TSO	曹紹基
Jay C. CHIU	邱志藩	Scott D. PETERMAN	畢德民	Christopher TUNG	董彥華
Paul R. HASWELL	何 威	Carolyn H.L. SNG	孫慧蓮	Frank VOON	溫匯源
Registered Foreign Lawyer (PRC)		Registered Foreign Lawyer (California (USA))
Amigo L. XIE	謝嵐	Roberta A. CHANG	張 安

Amendment No.3 to Registration Statement on Form F-1

Cover Page

1.

We note your conclusion that, “[b]ased on management’s internal assessment . . . JL, Sun Choice, and our operating subsidiary, JLHK, are not required to obtain any permissions or approvals from any Chinese authorities to operate their business as of the date of this prospectus.” In this regard, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusion that you do not need any PRC permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained. Additionally, please make conforming revisions to the section captioned “Permission Required from Hong Kong and PRC Authorities” starting on page 15 and the resale prospectus cover page.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on the prospectus cover page, page 16, page 138, the resale prospectus cover page and page alt-8 of the Revised Registration Statement.

Very truly yours,

/s/ Virginia Tam
Name:	Virginia Tam